UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-52337
CUSIP No. 058785106

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant: Balqon Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 1420 240th Street
City, State and Zip Code Harbor City, California 90710

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

The Registrant is unable to file the subject report in a timely manner because the Registrant is working to finalize a restatement of the Registrant's financial statements for the year ended December 31, 2008.  On May 15, 2009, management of the Registrant determined that the Registrant’s financial statements for the fiscal year ended December 31, 2008 and the fiscal quarters ended June 30, 2008 and September 30, 2008 must be restated due to an accounting error that had been made in the Company’s historical financial statements in relation to the recording of the value of stock compensation awarded in 2008.  A brief description of the facts underlying the Registrant’s decision to amend and restate its financial statements is discussed in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2009.  As of the date of this filing the Company has not completed these restatements, and therefore is thus unable to complete its financial statements for the fiscal quarter ended March 31, 2009.  Thus, the Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 in a timely manner without unreasonable effort or expense.  The Company plans to file its Quarterly Report by May 20, 2009, in compliance with Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Balwinger Samra	(714)	836-6342
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes   ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Registrant’s independent auditors.  The Registrant’s final, unaudited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Company anticipates reporting net revenues of approximately $776,650 for the three months ended March 31, 2009 as compared to net revenues of $60,000 for the same period in 2008.  The increase in net revenues resulted primarily from the sale two electric trucks and one battery charger system during the three months ended March 31, 2009. The net revenues of the Company for the three months ended March 31, 2009 increased by approximately 1,194% as compared to the same period in 2008.  The Company’s net revenues during the same period last year were derived from contract revenues from the Company’s contract with the Southern California Air Quality Management District (“AQMD”).

The Company anticipates reporting a gross profit of approximately $23,658 for the three months ended March 31, 2009 as compared to gross profit of $48,554 for the same period in 2008.  The Company anticipates reporting that its gross margin was 3.05% for the three months ended March 31, 2009 as compared to a gross profit margin of 80.9% for the same period in 2008.  The decline in the Company’s gross margins was primarily due to startup costs and manufacturing overhead for the electric truck manufacturing facility that were incurred during the three months ended March 31, 2009 as compared to higher gross margin realized during the same period in 2008 under the AQMD contract. The Company expects its gross profit percentages to improve during the remainder of 2009 as its manufacturing capacity becomes more fully-utilized from higher electric truck production volume.

The Company anticipates reporting a net loss of approximately $575,180 for the three months ended March 31, 2009 as compared to a net loss of $56,240 for the same period in 2008.  The Company anticipates reporting a diluted net loss per common share of approximately $0.02 for the three months ended March 31, 2009 as compared to a net loss per common share of $0.00 for the same period in 2008.  The Company had 25.5 million weighted-average basic and diluted shares outstanding for the three months ended March 31, 2009.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Balqon Corporation and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “plans,” “believes” and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether or not the final unaudited financial results as of, and for the three months ended March 31, 2009, will comport with the preliminary information summarized herein and whether or not gross margins will in fact improve during the remainder of 2009.  In addition, investors should also review the factors contained in the “Risk Factors” section of Balqon Corporation’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2009.

Balqon Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2009	By:	/s/ Robert J. Miranda
Robert J. Miranda Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).